SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

(Amendment No. 3)

Regan Holding Corp.

(Name of Issuer)

Regan Holding Corp.	The Legacy Alliance Inc.
Lynda L. Pitts	R. Preston Pitts
Ute Scott-Smith	J. Daniel Speight, Jr.
Donald Ratajczak

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

Series A Common Stock 75884U205 and Series B Common Stock 75884U106

(CUSIP Number of Class of Securities)

R. Preston Pitts

President, Chief Operating Officer and Chief Financial Officer

Regan Holding Corp.

and

Lynda L. Pitts

President

The Legacy Alliance Inc.
2090 Marina Avenue
Petaluma, California 94954
(707) 778-8638

 (Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copy to:

Joseph L. Seiler III

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

(212) 259-8000

 This statement is filed in connection with (check the appropriate box):

[x]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
[ ]	b.	The filing of a registration statement under the Securities Act of 1933.
[ ]	c.	A tender offer.
[ ]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved the Reorganization or the transactions contemplated thereby nor has it determined if this Schedule 13E-3 statement is truthful or complete. Neither the SEC nor any state securities commission other than the California Department of Corporations has passed upon the merits or fairness of Reorganization or the transactions contemplated thereby, nor upon the accuracy or adequacy of the information contained in this Schedule 13E-3 statement. Any representation to the contrary is a criminal offense.

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee
$2,407,600	$481.52

(1)

For purposes of calculating the fee only.  This amount assumes the acquisition of 1,800,000 shares of Regan Holding Corp. for $0.10 per share in cash and the exchange of 22,276,000 shares of common stock of Regan Holding Corp. for 5,000 shares of common stock of The Legacy Alliance, Inc (“Legacy”).   The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value.

[ ]

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $481.52

Form or Registration No.: Schedule 14A

Filing Party:  Regan Holding Corp.

Date Filed:  January 5, 2010

Transaction Statement Under Section 13(e) of
The Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with an Agreement and Plan of Merger (the “Reorganization Plan”) that is designed to take Regan Holding Corp. (“Regan” or the “Company”) private by reducing its number of common shareholders of record below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”).  A copy of the Reorganization Plan is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule.  The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein.  The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the Reorganization Plan.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.  The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference.  Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2. Subject Company Information.

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGAN, ITS AFFILIATES AND LEGACY—Overview of Legacy’s Business, —Overview of Regan’s Business and —Market for Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”

Item 3. Identity and Background of Filing Person.

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Regan Holding Corp., 2090 Marina Avenue, Petaluma, California 94954, telephone (707) 778-8638.  Each filing person is a citizen of the United States and is a director of the Company, except for Ute Scott-Smith, who is a citizen of Canada.  R. Preston Pitts is also the President, Chief Operating Officer and Chief Financial Officer of the Company.  The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGAN, ITS AFFILIATES AND LEGACY—Directors and Executive Officers.”

Item 4. Terms of the Transaction.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval,” and “SPECIAL FACTORS —Purpose of the Reorganization, —Reasons for the Reorganization, —Recommendation of the Board of Directors; Fairness of the Reorganization, —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Unaffiliated Shareholders and —Effects of the Reorganization on Shareholders Generally,” and —Federal Income Tax Consequences of the Reorganization” and “DISSENTERS’ RIGHTS.”

Item 5. Past Contacts, Transactions Negotiations and Agreements.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Alternatives Considered—and—Recommendation of the Board of Directors; Fairness of the Reorganization,” and “INFORMATION ABOUT REGAN, ITS AFFILIATES AND LEGACY—Related Party Transactions.”

Item 6. Purposes of the Transaction and Plans or Proposals.

The shares of common stock of Regan Holding Corp. exchanged for cash or common stock of Legacy and cash in lieu of any fractional shares in the transaction will be cancelled.  Other than the Reorganization described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

1.

Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Regan or Legacy or any subsidiary;

2.

Any purchase, sale or transfer of a material amount of assets of Regan or Legacy or any subsidiary;

3.

Any material change in Regan’s or Legacy’s present dividend rate or policy in its indebtedness or capitalization;

4.

Any change in Regan’s or Legacy’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

5.

Any other material change in Regan’s or Legacy’s corporate structure or business;

6.

Any class of Regan’s or Legacy’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automatic quotation system operated by a national securities association;

7.

Except as disclosed in response to Item 7 relating to the prospective termination of the registration of Regan’s common stock under the Exchange Act, any class of Regan’s or Legacy’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

8.

Except as described in response to Item 7, the suspension of Regan’s or Legacy’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reorganization, —Alternatives Considered, —Reasons for the Reorganization, —Pro Forma Effect of the Reorganization, —Effects of the Reorganization on Regan, Regan Shareholders, and Regan Affiliates , —Effects of the Reorganization on Affiliates, —Effects of the Reorganization on Unaffiliated Shareholders, —Effects of the Reorganization on Shareholders Generally, —Federal Income Tax Consequences of the Reorganization  and —Determination of Fairness by Legacy and Regan Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8. Fairness of the transaction.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reorganization  and —Determination of Fairness by Legacy and Regan Affiliates.”

Item 9. Reports, Opinions, Appraisals and Negotiations.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”

Item 10. Source and Amount of Funds or Other Consideration.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Effects of the Reorganization on Regan, Regan Shareholders, and Regan Affiliates.”

Item 11. Interest in Securities of the Subject Company.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT REGAN, ITS AFFILIATES AND LEGACY—Stock Ownership by Affiliates.”

Item 12. The Solicitation or Recommendation.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reorganization.”

Item 13. Financial Statements.

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and Appendix C thereto.

Item 14. Persons/Assets Retained, Employed Compensated or Used.

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Procedures for Voting by Proxy and —Counting of Votes.”

Item 15. Additional Information.

Not applicable.

Item 16. Exhibits.

1. Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

a. Appendix A-1

Agreement and Plan of Merger

b. Appendix A-2

First Amendment, Dated January 29, 2010, to Agreement and Plan of Merger

c. Appendix B

California Dissenters’ Rights Statute

d. Appendix C

Financial Statements and Management’s Discussion and Analysis

e. Appendix D

Opinion of Independent Financial Advisor

f. Appendix E

Terms of Legacy Common Stock

g. Appendix F

Proposed Article 13 of Legacy’s Amended and Restated Certificate of Incorportion

h. Appendix G

Legacy’s Amended and Restated Certificate of Incorporation

i. Appendix H

Legacy’s Amended and Restated Bylaws

j. Appendix I

August 18, 2009 Presentation of Independent Financial Advisor

k. Appendix J

December 1, 2009 Presentation of Independent Financial Advisor

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Form PRER 14A on March 8, 2010)

2. Consent of Burr, Pilger & Mayer LLP

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2010

REGAN HOLDING CORP.

By:	/s/ R. Preston Pitts
Name:	R. Preston Pitts
Title:	President, Chief Financial Officer and Chief Operating Officer

THE LEGACY ALLIANCE INC.

By:	/s/ Lynda L. Pitts
Name:	Lynda L. Pitts
Title:	President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Schedule 13E-3 constitutes and appoints R. Preston Pitts his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Schedule 13E-3, and to file the same, with all exhibits hereto, and other documents in connection herewith, including specifically responses to comment letters, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done to effectual the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.  The agency granted hereby is coupled with an interest and a third party is entitled to rely on such agency without need for further inquiry.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Schedule 13E-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Lynda L. Pitts Lynda L. Pitts	Director, Chairman of the Board and Chief Executive Officer	March 8, 2010
/s/ R. Preston Pitts R. Preston Pitts	Director, President, Chief Financial Officer and Chief Operating Officer	March 8, 2010
/s/ Ute Scott-Smith Ute Scott-Smith	Director	March 8, 2010
/s/ J. Daniel Speight, Jr. J. Daniel Speight, Jr.	Director	March 8, 2010
/s/ Donald Ratajczak Donald Ratajczak	Director	March 8, 2010

EXHIBIT INDEX

1. Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

a. Appendix A-1

Agreement and Plan of Merger

b. Appendix A-2

First Amendment, Dated January 29, 2010, to Agreement and Plan of Merger

c. Appendix B

California Dissenters’ Rights Statute

d. Appendix C

Financial Statements and Management’s Discussion and Analysis

e. Appendix D

Opinion of Independent Financial Advisor

f. Appendix E

Terms of Legacy Common Stock

g. Appendix F

Proposed Article 13 of Legacy’s Amended and Restated Certificate of Incorporation

h. Appendix G

Legacy’s Amended and Restated Certificate of Incorporation

i. Appendix H

Legacy’s Amended and Restated Bylaws

j. Appendix I

August 18, 2009 Presentation of Independent Financial Advisor

k. Appendix J

December 1, 2009 Presentation of Independent Financial Advisor

(Incorporated by reference to the preliminary proxy statement relating to this transaction filed under cover of Form PRER 14A on March 8, 2010)

2. Consent of Burr, Pilger & Mayer LLP

EXHIBIT 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Regan Holding Corp. Proxy Statement on Schedule 14A dated March 8, 2010 and to the incorporation by reference in this Transaction Statement on Schedule 13E-3 of our report dated March 30, 2009 with respect to the consolidated financial statements of Regan Holding Corp. and subsidiaries, initially included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Burr, Pilger, & Mayer, LLP

San Francisco, California

March 5, 2010